Exhibit 4.2

BAY BANCORP, INC.
CERTIFICATE OF CORRECTION

Bay Bancorp, Inc., a Maryland corporation having its principal office at 2328 West Joppa Road, Suite 325, Lutherville, Maryland 21093 (the “Corporation”), files this Certificate of Correction pursuant to Section 1-207 of the Maryland General Corporation Law and hereby certifies that:

FIRST:   This Certificate of Correction corrects Articles of Amendment and Restatement (the “Original Articles”).

SECOND:   The name of the single party to the Original Articles is Carrollton Bancorp, which changed its name to Bay Bancorp, Inc. on November 1, 2013 pursuant to Articles of Amendment filed for record with the State Department of Assessments and Taxation of Maryland (“SDAT”) on October 29, 2013.

THIRD:    The Original Articles were filed for record with SDAT on April 19, 2013.

FOURTH:   As previously filed, Article ELEVENTH of the Original Articles states:

ELEVENTH:  The total number of shares of stock which the Corporation had authority to issue immediately prior to the Effective Time was 10,000,000 shares of Common Stock, with a par value of One Dollar ($1.00) per share. Immediately prior to this amendment and restatement, the aggregate par value of all shares of stock having par value was Ten Million Dollars ($10,000,000).

FIFTH:    Article ELEVENTH of the Original Articles is hereby corrected to state:

ELEVENTH:  The total number of shares of stock of all classes which the Corporation had authority to issue immediately prior to the Effective Time was 10,000,000 shares, of which (a) 9,990,799 shares were designated as common stock, par value $1.00 per share, and (b) 9,201 shares of which were designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share.  Immediately prior to this amendment and restatement, the aggregate par value of all shares of stock having par value was Ten Million Dollars ($10,000,000).

SIXTH:   This Certificate of Correction does not:

(a) alter the wording of any resolution which was adopted by the Board of Directors or the stockholders of the Corporation, which was the single party to the Original Articles; or

(b) make any other change or amendment which would not have complied in all respects with the requirements of the Maryland General Corporation Law at the time the Original Articles were filed; or

(c) change the effective date of the Original Articles; or

(d) affect any right or liability accrued or incurred before this filing, except that any right or liability accrued or incurred by reason of the error or defect being corrected shall be extinguished by this filing if the person having the right has not detrimentally relied on the original document.

IN WITNESS WHEREOF, Bay Bancorp, Inc. has caused this Certificate of Correction to be signed and acknowledged in its name and on its behalf by its President and Chief Executive Officer and witnessed and attested by its Secretary on this 2nd day of June, 2014, and such persons acknowledged the same to be the act of said corporation, and that to the best of their knowledge, information and belief, all matters and facts stated herein are true in all material respects and that this statement is made under the penalties of perjury.

ATTEST:	BAY BANCORP, INC.

/s/ William Weller	By:	/s/ Kevin B. Cashen	(SEAL)
William Weller, Secretary		Kevin B. Cashen, President
Chief Executive Officer